Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
May 10, 2011 and the Prospectus dated April 6, 2009
Registration No. 333-158424

VENTAS REALTY, LIMITED PARTNERSHIP
VENTAS CAPITAL CORPORATION

Fully and unconditionally guaranteed by Ventas, Inc.
$700,000,000 4.750% Senior Notes due 2021

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$700,000,000

Final Maturity Date:	June 1, 2021

Public Offering Price:	99.132%, plus accrued and unpaid interest, if any, from May 17, 2011

Coupon:	4.750%

Yield to Maturity:	4.860%

Benchmark Treasury:	3.625% due February 15, 2021

Benchmark Treasury Yield:	3.210%

Spread to Benchmark Treasury:	T+165 bps

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2011

Optional Redemption:

The redemption price for notes that are redeemed before March 1, 2021 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, plus (ii) a make-whole premium (T+30 bps).

The redemption price for notes that are redeemed on or after March 1, 2021 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, and will not include a make-whole premium.

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.

Senior Co-Managers:	Credit Agricole Securities (USA) Inc.
KeyBanc Capital Markets Inc.

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
RBC Capital Markets, LLC

CUSIP / ISIN:	92276MAW5 / US92276MAW55

Ratings:	Baa3 by Moody’s Investors Service (review for possible upgrade); BBB- by Standard and Poor’s Ratings Services (positive outlook); and BBB (watch positive) by Fitch Ratings (1)

Denominations:	$1,000 x $1,000

Trade Date:	May 10, 2011

Settlement Date:	May 17, 2011 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-158424)

Other:

After giving effect to the sale of notes offered hereby and the application of the net proceeds thereof and to the Atria and NHP acquisitions (including the assumption of certain of Atria’s and NHP’s respective existing indebtedness) as if each had occurred on March 31, 2011, Ventas Inc., together with its subsidiaries, would have had approximately $6.7 billion of outstanding indebtedness.

(1)  Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters, is not a broker-dealer registered with the United States Securities andExchange Commission.  Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of notes in the United States, or to nationals or residents of the United States, through one or more registered broker-dealers in compliance with Rule 15a-6 of the Securities Exchange Act of 1934, as amended.

Ventas, Inc. and the issuers have filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents that Ventas, Inc. and the issuers have filed with the SEC for more complete information about Ventas, Inc., the issuers and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Ventas, Inc., the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: Barclays Capital Inc., c/o Broadridge Distribution Services, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-888-603-5847 or by emailing: barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, Attn: Prospectus Department, telephone 1-800-831-9146; Deutsche Bank Securities Inc., 100 Plaza One, Floor 2, Jersey City, New Jersey 07311, telephone: 1-800-503-4611 or by emailing: prospectusrequest@list.db.com; or Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing: prospectus-ny@ny.email.gs.com.